

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

October 26, 2016

Sidney Xuande Huang
Chief Financial Officer
JD.com, Inc.
JD Building, No. 18
Kechuang 11 Street, BDA
Beijing, The People's Republic of China, 101111

> **Re: JD.com, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 18, 2016**
> **File No. 1-36450**

Dear Mr. Huang:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ William H. Thompson

                                        William H. Thompson
                                        Accounting Branch Chief
                                        Office of Consumer Products

Cc: Z. Julie Gao, Partner, Skadden, Arps, Slate, Meagher & Flom LLP